CNA 40 Wall Street, New York, NY 10005	HRH hilb rogal & hobss 303 International Circle . Suite 400 Hunt Valley, Maryland 21030 410-771-3838.Fax 410-771-3540	Declarations FINACIAL INSTITUTION BOND STANDARD FORM #14
CUSTOMER NUMBER		DATE ISSUED
230830		1/12/2007
POLICY NUMBER	COVERAGE IS PROVIDED BY	PRODUCER NO.
169668439	Continental Casualty Company (herein called ‘Underwriter’)	701358
NAMED INSURED AND ADDRESS		PRODUCER NAME AND ADDRESS
Item The Rockland Funds Trust 1. (herein called ‘Insured’) 615 East Michigan Street Milwaukee, WI 53202		Hilb Rogal & Hobbs Hunt Valley Dorothy J. Metzger 303 International Circle Suite 400 Hunt Valley, MD 21030

Item 2.             Bond Period: from 12:01 a.m. on 11/30/2006 to 12:01 a.m. on 11/30/2007 standard tim.

Item 3.             The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be $350,00.

Item 4.             Subject to Section 4 and 11 hereof,
the Single Loss Limit of Liability is $350,000.
and Single Loss Deductible is $10,000.

 Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set   forth below shall be part of and not in addition to amounts set forth above.

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Fidelity - Blanket	$350,000	$0
Premises	$350,000	$10,000
Transit	$350,000	$10,000
Forgery or Alteration	$350,000	$10,000
Securities	$350,000	$10,000
Counterfeit Currency	$350,000	$10,000
Computer Systems Fraud	$350,000	$10,000
Voice Initiated Transfer Fraud	$350,000	$10,000
Telefacsimile Transfer Fraud	$350,000	$10,000
Uncollectible Items of Deposit	$350,000	$10,000
Audit Expense	$25,000	$1,000
Stop Payment	$25,000	$1,000
Unauthorized Signatures	$25,000	$1,000
Central Handling of Securities	Not Covered
Extortion - Persons	Not Covered
Extortion - Threats to Property	Not Covered
Facsimile Signatures	Not Covered
Partnership Coverages	Not Covered
Registered Representatives	Not Covered

 If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage any other reference thereto in this   bond shall be deemed to be deleted therefrom.

F-30098-B
Ed. Date 6/98

Item 5.    The Liability of the Underwriter is subject to the terms of the following riders attached hereto:

        FIG-4126-A Ed. 06/99 Stop Payment Legal Liability Rider
        PRO9482 Ed. 05/04 Trade and Economic Sanctions Endorsement
        PRO-4190-A Ed. 03/04 Uncollectible Items of Deposit Coverage
        FIB-6004-A Ed. 12/96 Amendment of Cancellation Provision Endorsement
        SR 6184a Ed. 12/93 Voice Initiated Transfer Fraud
        SR 6195 Ed. 12/93 Telefacsimile Transfer Fraud
        GSL5249 Ed. 11/04 Growth In Size Provisions Endorsement
        GSL5304XX Ed. 12804 Unauthorized Signature Rider
        SR 6196 Ed. 12/93 Computer Systems Fraud
        SR 6167c Ed. 03-94 Wisconsin Statutory Rider/Endorsement
        FIG-4034-A Ed. 09/99 Audit Expense Coverage

Item 6.    Notice of claim should be sent to the Underwriter at:    CNA Global Specialty Lines
Fidelity Bonding
40 Wall Street
New York, NY 10005

Item 7.
The Insured by acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) No(s). N/A, such termination or cancellation to be effective as of the time this bond becomes effective.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be signed by its Chairman and Secretary, at Chicago, Illinois, but the same shall not be binding upon the Underwriter unless countersigned by a duly authorized representative of the Underwriter.

Countersigned by   /s/ Daniel S. Fortin
                                                               Daniel S. Fortin
                      Authorized Representative

/s/ Jonathan D. Kantor	/s/ Steve Lilienthal
Jonathan D. Kantor	Steve Lilienthal
Secretary	Chairman of the Board

F-30098-B
Ed. Date 6/98

FINANCIAL INSTITUTION BOND
Standard Form No. 14, Revised to October, 1987

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY
(A)	Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.
Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:
(a)	to cause the Insured to sustain such loss; and
(b)	to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.
As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of the employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES
(B)   (1)   Loss of Property resulting directly from
    (a)   robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or
(b)	theft, false pretenses, common-law or statutory larceny, committed by a person present inan office or on the premises of the Insured, while the Property is lodged or deposited within offices or premises located anywhere.
(2)	Loss of or damage to
    (a)   furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly form larceny or theft in, or by burglary or robbery of, such office, orattempt thereat, or by vandalism or malicious mischief, or
(b)	such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief.
                provided that
(i)	the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and
(ii)	the loss is not caused by fire.

IN TRANSIT
(C)
Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or
(b)	a Transportation Company and being transported in an armored motor vehicle, or

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(c)	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:
(i)    records, whether recorded in writing or electronically, and
(ii)	Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and
(iii)	Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.
Coverage under this Insuring Agreement begins immediately upon the receipt of such property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION
(D)  Loss resulting directly from
        (1)   Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the Withdrawal of Property, Certificate of
                Deposit or Letter of Credit.
(2)
transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered with out the knowledge and consent of such customer or financial institution.
A mechanically reproduced facsimile signature is treated the same as a handwritten signature

SECURITIES
(E)	Loss resulting directly form the insured having, in good faith, for its own account or for the account of others
(1)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original
                (a)    Certified Security,
(b)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property.
(c)	Evidence of Debt,
(d)	Instruction to Federal Reserve Bank of the United State, or
(e)	Statement of Uncertificated Security of any Federal Reserve Bank of the United States
which

(i)	bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or
(ii)	is altered, or
(iii)	is lost or stolen;

(2)	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above.
(3)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.
A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

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COUNTERFEIT CURRENCY
(F)
Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES
A.
Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE
B.
If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities or, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which
(a) has occurred or will occur in the offices or premises, or
(b) has been caused or will be caused by an employee or employees of such institution, or
(c) has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall
(i)	give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and
(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and
(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL—NOTICE
C.
When the Insured learns of change in control, it shall give written notice to the Underwriter. As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stock holder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED
D.	The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of the bond.

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Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED
E.
If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO DEFEND
F.
The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.
If the Underwriter elects to defend the Insured, in whole or in part, any judgement against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.
If the Insured does not give the notices required in subsection (a) of Section 5. of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.
With respect to this General Agreement, subsections (b) and (d) of Section 5. of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5., the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS
Section 1. As used in this bond:
(a)	Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

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(b)	Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.
(d)	Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1)	represented by an instrument issued in bearer or registered form;
(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and
(3)	either one of a class or series or by its terms divisible into a class or series or shares, participations, interests or obligations.
(d)	Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.
(e)	Employee means
(1)
a natural person in the service of the Insured at any of the Insured’s offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2)	an attorney retained by the Insured and an employee of such attorney while either is performing legal service for the Insured;
(3)
a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;

(4)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;
(5)
each natural person, partnership or corporation authorized by the Insured to perform service as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, expecting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.); and

(6)	a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.
(f)
Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(g)	Financial Interest in the Insured of the Insured’s general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:
(1)
as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in aggregate of:

(a)
the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to five effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

TSB 5062b

(b)
the value of all other Money securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as setoff against loss covered by this bond;

Provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and
(2)	as respects limited partners the value of such limited partner’s(‘) investment in the Insured.
(h)
Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

(i)
Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j)	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.
(k)
Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l)	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.
(m)	Negotiable Instrument means any writing
(1)	signed by the maker or drawer; and
(2)	containing any unconditional promise or order to pay a sum certain in Money and not other promise, order, obligation or power given by the maker or drawer, and
(3)	is payable on demand or at a definite time; and
(4)	is payable to order or bearer.
(n)	Partner means a natural person who
(1)	is a general partner of the Insured, or
(2)	is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.
(o)
Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, certificates of Deposit, document of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein before enumerated.

(p)	Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:
(1)	a description of the Issue of which the Uncertificated Security is a part;
(2)	the number of shares or units:
(a) transferred to the registered owner;
(b) pledged by the registered owner to the registered pledgee;

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(c) released from pledge by the registered pledge;
(d) registered in the name of the registered owner on the date of the statement; or
(e) subject to pledge on the date of the statement;
(3)	the name and address of the registered owner and registered pledge;
(4)
a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5)	the date:
(a) the transfer of the shares or units to the new registered owner of the shares or units was registered;
(b)	the pledge of the registered pledge was registered, or
(c)	of the statement, if it is a periodic or annual statement.
(q) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.
(r)	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;
(2)	of a type commonly dealt in on securities exchanges or markets; and
(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
(s)
Withdrawal Order means a nonnegotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

EXCLUSIONS
Section 2.	This bond does not cover:
(a)	loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);
(b)
loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c)
loss resulting directly or indirectly from the effects or nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d)
loss resulting from any act or acts or any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e)
loss resulting directly or indirectly from the complete or partial nonpayment or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or barrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

(f)	loss resulting from any violation by the Insured or by any Employee

TSB 5062b

(1) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or
(2)
of any rule or regulation made pursuant to any such law, unless it is established by the Insured that act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g)
loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h)
loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i)
loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j)
damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages where committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

(k)	loss resulting directly or indirectly form the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards
(1)	in obtaining credit or funds, or
(2)	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or
(3)	in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems, whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);
(l)
loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m)	loss through the surrender of Property away from an office of the Insured as a result of a threat
(1)
to do bodily harm to any person, except loss of Property in transit in the custody of any person acting messenger provide that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);
(n)
loss resulting directly or indirectly form payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative or such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o)	loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

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(p)	loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);
(q)
loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(r)	loss of Property while
(1)	in the mail, or
(2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C), except when covered under Insuring Agreement (A);
(s)	potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;
(t)	damages of any type for which the Insured is legally liable, except compensatory dames, but not multiples there of, arising directly from a loss covered under this bond;
(u)	all fees, costs and expenses incurred by the Insured
(1) in establishing the existence of or amount of loss covered under this bond, or
(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;
(v)	indirect or consequential loss of any nature;
(w)	loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);
(x)
loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y)
loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z)	loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;
(aa)loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

 DISCOVERY
Section 3.  This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.
Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY
Section 4.

TSB 5062b
Page 9of 13

Aggregate Limit of Liability
The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2. of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3. of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.
Upon exhaustion of the Aggregate Limit of Liability by such payments:
(a)	The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and
(b)
The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.
Single Loss Limit of Liability
Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4. of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the payable shall not exceed the largest applicable Single Loss Limit of Liablity.
Single Loss Defined
Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from
(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or
(b)
any one act or series or related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or
(d)	any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF—LEGAL PROCEEDINGS AGAINST UNDERWRITER
Section 5.
(a)	At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.
(b)	Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.
(c)	Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.
(d)
Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e)
If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f)	This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

TSB 5062b

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.
Securities
The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.
If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.
Books of Account and Other Records
In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.
Property other than Money, Securities or Records
In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.
Set-Off
Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss is covered under Insured Agreement (A)

ASSIGNMENT—SUBROGATION—RECOVERY—COOPERATION
Section 7.
(a)
In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b)	In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(c)
Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of

TSB 5062b

securities as set forth in the second paragraph of Section 6. or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.
(d)	Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall

(1)	submit to examination by the Underwriter and subscribe to the same under oath; and
(2)	produce for the Underwriter’s examination all pertinent records; and
(3)	cooperate with the Underwriter in all matters pertaining to the loss.
(e)
The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in subsection (c) of Section 4. of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, that total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancellation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY
Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP
Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT
Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4., exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss of Limit Liability.
The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TSB 5062b

TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following:—(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2. of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor—(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

TSB 5026b

STOP PAYMENT LEGAL LIABILITY RIDER

In consideration of the premium paid, it is agreed that the attached bond is hereby amended as follows:

1.  The following is added as additional Insuring Agreement as follows:

Loss, which the Insured shall become legally obligated to pay as damages in connection with any check, note or draft, other than a “travelers check” payable by the Insured, which is drawn, made or accepted by any depositor of the Insured the results directly from:

(a)	compliance or failure to comply with any notice to stop payment; or

(b)	refusal to pay; or

(c)	failure to give proper notice of dishonor; and

if the Stop Payment Notice was received or presentment was first made to the Insured during the period this rider is in force.

2.	In lieu of the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a)	liability assumed by the Insured under any agreement to be responsible for loss;
(b)	liability arising out of dishonest of fraudulent acts or officers or employees of the Insured.

3.
The Aggregate Limit of Liability for the coverage provided by this rider shall be $25,000 it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond subject to that Aggregate Limit.

The Single Loss Limit of Liability is $25,000
And the Single Loss Deductible is  $1,000

4. The Underwriter shall be liable hereunder only for the amount by which any single Loss exceeds the Single Loss Deductible amount stated above, but not in excess of the remaining Limit of Liability.

This endorsement, which forms a part of and is for attachment to the following described Policy issued by the designated Insurers takes effect on the effective date of said Policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said Policy.

Must be Completed		Complete Only When This Endorsement Is Not Prepared with the Policy Or is Not to be Effective with the Policy
ENDT. NO. 1	POLICY NO 169668439	ISSUED TO	EFFECTIVE DATE OF THIS ENDORSEMENT
 CNA

HILB, ROGAL & HOBBS OF BALTIMORE

Countersigned by /s/ P. Noble Powell, Jr., CIC, RA
P. Noble Powell, Jr., CIC, RA
Authorized Representative

FIG-4126-A
(Ed. 06/99)

5.
The Underwriter at its sole discretion and upon request of the Insured, may reinstate the Aggregate Limit of Liability up to the amount stated above after it has been reduced by the payment of loss by the Underwriter. The reinstated limit shall only apply to those stop payment notice received and presentment made after the effective date of reinstatement. The consideration for rein statement of the Aggregate Limit of Liability shall be:

(a)	payment by the Insured to the Underwriter of an additional premium; and
(b)	a representation by the Insured prior to the effective date of the reinstatement, whether or not each loss so discovered exceeds the Deductible Amount applicable to this Insuring Agreement.

6.	The Aggregate Limit of Liability stated above shall not be increased or by a recovery of Property made by either the Insured or Underwriter.

7.
If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

8.
Coverage under this Insuring Agreement shall terminate upon termination or cancellation of the bond. Coverage under this Insuring Agreement may also be terminated or canceled, without canceling the bond as an entirety.

(a)	60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this rider;

or

(b)	immediately upon receipt by the Underwriter of a written request for the Insured to terminate or cancel Coverage under this policy.

9.	All other terms and conditions of the bond other than Section 2. Exclusions, apply to this Insuring Agreement.

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
ENDT. NO. 1	POLICY NO 169668439	ISSUED TO	EFFECTIVE DATE OF THIS ENDORSEMENT
 CNA

HILB, ROGAL & HOBBS OF BALTIMORE

Countersigned by /s/ P. Noble Powell, Jr., CIC, RA
P. Noble Powell, Jr., CIC, RA
Authorized Representative

FIG-41260A
(ED. 5/99)

 CNA

Trade and Economic Sanctions Endorsement

In consideration of the premium paid, a new condition is added to the policy as follows:

This policy does not provide coverage for an ABC Corp. Insured transaction or that part of Loss that is uninsurable under the laws or regulations of the United States concerning trade or economic sanctions.

All other provisions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

HILB, ROGAL & HOBBS OF BALTIMORE

By Authorized Representative /s/ P. Noble Powell, Jr., CIC RA
P. Noble Powell, Jr., CIC, RA

(No signature is required issued with the Policy or if it is effective on the Policy Effective Date)

PRO9482 (5-04)	Policy No: 169668439
Page 1	Endorsement No: 2
Continental Casualty Company	Effective Date:

 CNA
UNCOLLECTIBLE ITEMS OF DEPOSIT COVERAGE

In consideration of the premium paid, it is agreed that the Bond is amended as follows:

1.	The following term is added to Section I. DEFINITIONS of the CONDITIONS AND LIMITATIONS section:

Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

2.	The following language is added to the INSURING AGREEMENTS section as follows:

    UNCOLLECTIBLE ITEMS OF DEPOSIT COVERAGE

    Loss resulting directly from payments of dividends or fund shares, or withdrawals from a customer’s account as direct result of Items of Deposit which are not paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A).

    In order for coverage to apply under this Insuring Agreement, the Insured must hold Items of Deposit for the minimum number of twelve days before permitting any redemption’s or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

    Items of Deposit shall not be deemed uncollectible until the Insured’s standard collection procedures have failed.

3.	The following is added to Section 2, EXCLUSIONS:

•
Any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, Puerto Rico, Territories and possessions of the United States of America or Canada.

4.	The following is added to Section 4, LIMIT OF LIABILITY:

    Solely with respect to any Loss resulting from Uncollectible Items of Deposit, the following shall apply:

    $350,000 Single Loss Limit of Liability
    $350,000 Annual Aggregate
    $ 10,000 Single Loss of Deductible

All other provisions of the Bond remain unchanged.

ENDORSEMENT NUMBER: 3
POLICY NUMBER: 169668439
ISSUED TO: The Rockland Funds Trust
EFFECTIVE DATE OF ENDORSEMENT:

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said policy, and expires on concurrently with said Policy unless another effective date is shown above.

HILB, ROGAL & HOBBS OF BALTIMORE

By Authorized Representative / s/ P. Noble Powell, Jr., CIC, RA
P. Noble Powell, Jr., CIC, RA
(No signature is required issued with the Policy or if it is effective on the Policy Effective Date)

PRO-4190-A (ED. 03/04)
Page 1 or 1

AMENDMENT OF CANCELLATION PROVISION ENDORSEMENT

In consideration of the premium paid for this Policy, it is agreed that Section XI of the Policy is deleted and replaced by the following:

XI.	POLICY CANCELLATION

The Insurer may not cancel this Policy except for non-payment of any premium when due. In such event, the Insurer may cancel this Policy by providing to the Named Entity written notice stating when, not less than 20 days thereafter, such cancellation shall be effective.

The Insureds grant the exclusive authority to cancel this Policy to the Named Entity. The Named Entity may cancel this Policy by providing the Insurer written notice stating when thereafter such cancellation shall be effective. The mailing or delivery of such notice shall be sufficient. The unearned premium shall be computed pro rata and premium adjustment may be made at the time cancellation is effected or as soon as practicable.

All other provisions of this Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the following described Policy issued by the designated Insurers takes effect on the effective date of said Policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said Policy.

Must be Completed		Complete Only When This Endorsement Is Not Prepared with the Policy or is Not to be Effective with the Policy
ENDT. NO. 4	POLICY NO 169668439	ISSUED TO	EFFECTIVE DATE OF THIS ENDORSEMENT
 CNA

HILB, ROGAL & HOBBS OF BALTIMORE

Countersigned by /s/ P. Noble Powell, Jr., CIC, RA
P. Noble Powell, Jr., CIC, RA
Authorized Representative

FIG-6004-A
(ED. 12/96)

VOICE INITATED TRANSFER FRAUD

It is agreed that:

1.	The attached bond is amended by adding an Insuring Agreement as follows:
VOICE INITATED FRAUD
Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer’s account through a Computer System covered under the terms of the Computer System Fraud Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from
(1)	an officer, director, partner or employee or as Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,
(2)	an individual person who is a Customer of the Insured, or
(3)
an Employee of the Insured in another office or the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer funds, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2), or (3) above, provided that

(i)	such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and
(ii)	if the transfer was in excess of $350,000, the voice instruction was verified by a call-back according to a prearranged procedure.
In this Insuring Agreement:

(A)
Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to make transfers and which has provided the Insured with the names of persons authorized to initiate such transfers and with which the Insured has established an instruction verification mechanism.

This rider/endorsement, which forms a part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No. 5	Policy No. 169668439	Issued to:	Effective date of this rider/endorsement
 CNA
HILB, ROGAL & HOBBS OF BALTIMORE

Countersigned by /s/ P. Noble Powell, Jr., CIC, RA
P. Noble Powell, Jr., CIC, RA
Authorized Representative

SR 6184a
(ED. 12/93)

(B)	Funds means Money on deposit in an account.
2.
In addition to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Agreement rider, the following provisions are applicable to the Voice Initiated Transfer Fraud Insuring Agreement.

This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

Proof of loss for claim under the Voice Initiated Transfer Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call was required.

Accepted:

VOICE INITIATED TRANSFER FRAUD INSURING AGREEMENT

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FROM 24.
REVISED DECEMBER, 1993.

This rider/endorsement, which forms a part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No. 4	Policy No. 169668439	Issued to:	Effective date of this rider/endorsement
 CNA
HILB, ROGAL & HOBBS OF BALTIMORE

Countersigned by /s/ P. Noble Powell, Jr., CIC, RA
P. Noble Powell, Jr., CIC, RA
Authorized Representative

SR 6184a
(ED. 12/93)

TELEFACSIMILE TRANSFER FRAUD

It is agreed that:

1.     The attached bond is amended by adding an Insuring Agreement as follows:

TELEFACSIMILE TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the Computer System Fraud Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction

(1)	purports and reasonably appears to have originated from

(a)	a Customer of the Insured,

(b)	another financial institution, or

(c)	another office of the Insured

but, in fact, was not originated by the Customer or entity whose identification it bears and

(2)	contains a valid test code which proves to have been used by a person who was not authorized to make use of it and,

This rider/endorsement, which forms a part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must be Completed		Complete only when this endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No. 6	Policy No. 169668439	Issued to: Effective date of this rider/endorsement

CNA

HILB, ROGAL & HOBBS OF BALTIMORE

Countersigned by      /s/ P. Noble Powell, Jr., CIC, RA
Authorized Representative
P. Noble Powell, Jr., CIC, RA

SR 6195
(ED.12/93)

(3)	contains the name of a person authorized to initiate such transfer; and

provided that, if the transfer was in excess of $350,000, the instruction was verified by a call-back according to a prearranged procedure.

In this Insuring Agreement, Customer means an entity or individual which has written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism, and Funds means Money on deposit in an account.

2.     In addition, to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Agreement rider, the following provisions are applicable to the Telefacsimile Transfer Fraud Insuring Agreement:

Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

3.     The exclusion below, as found in the attached bond, does not apply to the Transfer Fraud Insuring Agreement.

This rider/endorsement, which forms a part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must be Completed		Complete only when this endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No. 6	Policy No. 169668439	Issued to: Effective date of this rider/endorsement

CNA
HILB, ROGAL & HOBBS OF BALTIMORE

Countersigned by      /s/ P. Noble Powell, Jr., CIC, RA
Authorized Representative
P. Noble Powell, Jr., CIC, RA

SR 6195
(ED.12/93)

“loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under the Insuring Agreement (A);”

Accepted

TELEFACSIMILE TRANSFER FRAUD INSURING AGREEMENT
FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD
FROM 24.
ADOPTED DECEMBER, 1993.

This rider/endorsement, which forms a part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must be Completed		Complete only when this endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No. 6	Policy No. 169668439	Issued to: Effective date of this rider/endorsement

CNA
HILB, ROGAL & HOBBS OF BALTIMORE

Countersigned by      /s/ P. Noble Powell, Jr., CIC, RA
Authorized Representative
P. Noble Powell, Jr., CIC, RA

SR 6195
(ED.12/93)

CNA
GROWTH IN SIZE PROVISIONS ENDORSEMENT

In consideration of the premium paid, it is understood and agreed that CONDITONS AND LIMITATIONS, Section B. ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATTION, MERGER OR PURCHASE OF ASSETS - NOTICE is amended by the addition of the following:

If an Insured, other than an Investment Company, merges or consolidates with or purchases or acquires assets or liabilities of another entity, there is no coverage under this bond for loss which involves any assets or employees acquired as a result of that transaction unless the Insured gives the Underwriter written notice of the proposed transaction prior to its proposed effective date and obtains the written consent of the Underwriter to include those assets or Employees under this bond and pays the Underwriter any additional premium charged.

If an Insured creates, other than by acquisition, a new Investment Company required by the SEC Reg 17g-1 to have coverage of the type afforded by this bond, that Investment Company will be automatically an Insured hereunder, provided that the total combined limit of liability for all Insureds covered hereunder, as required by SEC Reg 17g-1, including the newly created Investment Company does not exceed $1,000,000. If the coverage required for the newly created Investment Company will exceed that limit, no coverage will be provided hereunder for the Investment Company without the written consent of the Underwriter.

If an Investment Company requires an increase in limits to comply with SEC Reg 17g-1 due to an increase in asset size, whether by growth of current funds insured under the bond or by the addition of new funds, that increase in limits shall take place automatically and will be covered until the next Annual Period without payment of additional premium, provided that the total combined limit of liability for all Insureds under this bond does not exceed $1,000,000 after including the increase limits needed due to the increase in asset size. If the increase in limits needed as a result of the increase in assets will exceed $1,000,000, then the increase will not occur unless written consent of the Underwriter is obtained.

Within 15 days of the end of each Annual Period, each Investment Company insured hereunder shall advise the Underwriter, in writing, of its current asset size as of the conclusion of that Annual Period and shall pay to the Underwriter any additional premium required by it for nay newly created investment companies or an increase in limits that will carry into the current Annual Period.

DEFINITIONS

Annual Period means each consecutive twelve month period commencing on the effective date of this bond.

Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under NAME OF INSURED on the DECLARATIONS.

All other terms and condition of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

HILB, ROGAL & HOBBS OF BALTIMORE

By Authorized Representative      /s/ P. Noble Powell, Jr., CIC, RA
(No signature is required issued with the Policy or if it is effective on the Policy Effective Date)

GSL5249 (11-04)                     Policy No: 169668439
Page 1                                                                                                                                                 Endorsement No: 7
Continental Casualty Company                  Effective Date:

CNA
UNATHORIZED SIGNATURE RIDER

In consideration of the premium paid for this Bond, it is agreed as follows:

1.	The following is added to the INSURING AGREEMENT section:

UNATHORIZED SIGNATURE

1.
Loss resulting by reason of the Insured having accepted, paid or cashed any check or withdrawal order or draft, made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

2.	It shall be a condition precedent to the Insured’s right of recovery under this rider that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

2.	The following is added to Section 4. LIMIT OF LIABILITY:

The Limit of Liability for the coverage provided by this rider shall be $25,000, subject to a single loss deductible of $1,000, provided however, that such liability shall be part of and not in addition to the Limit of Liability stated in item 4. of the Declarations of the attached bond.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.
All other terms and conditions of the Policy remain the unchanged.

By Authorized Representative /s/ P. Noble Powell, Jr., CIC, RA P. Noble Powell, Jr., CIC, RA (No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

GSL5304XX (12-04)	Policy No: 169668439
Page 1	Endorsement No: 8
Continental Casualty Company	Effective Date:

COMPUTER SYSTEMS FRAUD

It is agreed that:

1.	The attached bond is amended by adding an Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD
Loss resulting directly from a fraudulent
(1)	entry of Electronic Data or Computer Program into, or
(2)	change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond; provided that the entry or change causes

(i)	Property to be transferred, paid or delivered,
(ii)	An account of the Insured, or its customer, to be added, deleted, debited or credited, or
(iii)	And unauthorized account or a fictitious account to be debited or credited.
In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.
2.	In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A)
Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B)	Computer Systems means

This rider/endorsement, which forms a part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said bond/policy.

Must be Completed		Complete only when this rider/endorsement is not prepared with thebond/policy or is not to be effective with the bond/policy
Rider/Endorsement No.	Policy No.	Issued to:	Effective date of this rider/endorsement
9	169668439

CNA
HILB, ROGAL & HOBBS OF BALTIMORE
Countersigned by /s/ P. Noble Powell, Jr., CIC, RA
Authorized Representative P. Noble Powell, Jr., CIC, RA

SR 6196
(ED. 12/93)

(1)	computers with related peripheral components, including storage components wherever located,
(2)	systems and applications software,
(3)	terminal devices, and
(4)	related communication networks
by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;
(C)
Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

EXCLUSIONS

(A)
loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

(B)
loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C)	loss resulting directly or indirectly
(1)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System or
(2)	failure or breakdown of electronic data processing media, or
(3)	error or omission in programming or processing;
(D)	loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of

This rider/endorsement, which forms a part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said bond/policy.

Must be Completed		Complete only when this rider/endorsement is not prepared with thebond/policy or is not to be effective with the bond/policy
Rider/Endorsement No.	Policy No.	Issued to:	Effective date of this rider/endorsement
9	169668439

CNA
HILB, ROGAL & HOBBS OF BALTIMORE
Countersigned by /s/ P. Noble Powell, Jr., CIC, RA
Authorized Representative P. Noble Powell, Jr., CIC, RA

SR 6196
(ED. 12/93)

such a customer by a person who had authorized access to the customer’s authentication mechanism;
(E)	loss resulting directly or indirectly from the theft of confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

3.
The exclusion below, found in financial institution bonds forms 14 and 25, does not apply to the Computer Systems Fraud Insuring Agreement.  “loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under the Insuring Agreement (A);”

Accepted

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT
FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD
FROM NOS. 14, 15 AND 25.
ADOPTED DECEMBER, 1993.

This rider/endorsement, which forms a part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said bond/policy.

Must be Completed		Complete only when this rider/endorsement is not prepared with thebond/policy or is not to be effective with the bond/policy
Rider/Endorsement No.	Policy No.	Issued to:	Effective date of this rider/endorsement
9	169668439

CNA
HILB, ROGAL & HOBBS OF BALTIMORE
Countersigned by /s/ P. Noble Powell, Jr., CIC, RA
Authorized Representative P. Noble Powell, Jr., CIC, RA

SR 6196
(ED. 12/93)

WISCONSIN STATUTORY RIDER/ENDORSEMENT

It is agreed that:
1.	The General Agreement entitled “Representative of Insured” and the “Representation” paragraph found in the application are deleted and replaced by the following:
Representation or Warranty of Insured
No misrepresentation made by the Insured or on the Insured’s behalf or breach of an affirmative warranty made by the Insured or on the Insured’s behalf shall affect the Underwriter’s/Company’s obligations under this bond/policy.
(a)	unless the Underwriter/Company relies on it and
(i)	It is material, or
(ii)	It is made with the intent to deceive, or
(b)	unless the fact misrepresented or falsely warranted contributes to the loss.
The Insured represents that the information furnished in the application for this bond/policy is complete, true and correct. Such application constitutes part of this bond/policy.
No failure of a condition prior to the loss and no breach of a promissory warranty affects the Underwriter’s/Company’s obligation under this bond/policy unless it exists at the time of the acts causing the loss and either increases the risk at that time or contributes to the loss. This paragraph does not apply to failure to tender payments of premium.
2.	Part(a) and (b) of Section 5. are deleted and replaced by the following:
(a)	At the earliest practical moment after discovery of loss, the Insured shall give the Underwriter/Company notice thereof.
(b)
Within 6 months after such discovery, the Insured shall furnish to the Underwriter/Company proof of loss, duly sworn to, with full particulars. However, proof of loss may be submitted within one year after the time required if the Underwriter/Company is not prejudiced thereby and it was not reasonably possible to meet the time limit.

3.	Part (a) of the first paragraph of the Section entitled “Termination or Cancellation” is deleted and replaced by the following:

This rider/endorsement, which forms a part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said bond/policy.

Must be Completed		Complete only when this rider/endorsement is not prepared with thebond/policy or is not to be effective with the bond/policy
Rider/Endorsement No.	Policy No.	Issued to:	Effective date of this rider/endorsement
10	169668439

CNA
HILB, ROGAL & HOBBS OF BALTIMORE
Countersigned by /s/ P. Noble Powell, Jr., CIC, RA
Authorized Representative P. Noble Powell, Jr., CIC, RA

SR 6167c
(ED. 3/94)

(a)
10 days after the receipt by the Insured of a written notice from the Underwriter/Company of its desire to cancel this bond/policy, provided, however, that if the bond/policy has been in effect for more than 60 days, the cancellation, must be for one of the following reasons:

(i)	substantial misrepresentation,
(ii)	substantial change in the risk assumed, except to the extent that the Underwriter/Company should reasonably have foreseen the change or contemplated the risk in writing the contract, or
(iii)	substantial breaches of contractual duties, conditions or warranties, including contract provisions relating to prompt notification to the Underwriter/Company after discovery of loss.
4.	The following is added as the final paragraph of the Section entitled “Termination or Cancellation”:
In the event that the Underwriter/Company intends not to renew this bond/policy upon expiration of the Bond/Policy Period, it shall give at least 60 days prior notice to the Insured.

WISCONSIN STATUTORY RIDER/ENDORSEMENT
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD
FORMS NO. 14, 15, 24 AND 25 AND EXCESS BANK EMPLOYEE
DISHONESTY BONDS, STANDARD FORMNO. 28, AND COMPUTER
CRIME POLICY FOR FINANCIAL INSTITUTIONS TO COMPLY WITH
WISCONSIN STATUTES.
REVISED TO MARCH, 1994.

This rider/endorsement, which forms a part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said bond/policy.

Must be Completed		Complete only when this rider/endorsement is not prepared with thebond/policy or is not to be effective with the bond/policy
Rider/Endorsement No.	Policy No.	Issued to:	Effective date of this rider/endorsement
10	169668439

CNA
HILB, ROGAL & HOBBS OF BALTIMORE
Countersigned by /s/ P. Noble Powell, Jr., CIC, RA
Authorized Representative P. Noble Powell, Jr., CIC, RA

SR 6167c
(ED. 3/94)

AUDIT EXPENSE COVERAGE

1.	Insuring Agreement (A) FIDELITY is amended by adding the following:

AUDIT EXPENSE Limit or Liability $25,000 for audits or examinations with respect to any Single Loss; however, such Limit of Liability shall be part of and not in addition to the Single Loss Limit of Liability shown in Item 4 of the Declarations.

Necessary expense incurred by the Insured for that part of the cost of audits or examination required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss payable pursuant to Insuring Agreement (A) FIDELITY, but loss which exceeds the Single Loss Deductible shown in Item 4 of the Declarations.

2.	Section 2(u). EXCLUSIONS is deleted in its entirety and replaced with the following:

(u)	all fees, costs and expenses incurred by the Insured

(1)	in establishing the existence or amount of loss covered under this bond, except to the extent covered under Insuring Agreement (A) FIDELITY entitled CLAIMS EXPENSE, or

(2)	as a party to any legal proceedings whether or not such legal proceeding exposes the Insured to loss covered under this bond.

All other provisions of this bond remain unchanged.

This endorsement, which forms a part of and is for attachment to the following described Policy issued by the designated Insurers takes effect on the effective date of said Policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said Policy.

Must be Completed		Complete Only When This Endorsement Is Not Prepared with the Policy or is Not to be Effective with the Policy
ENDT. NO.	POLICY NO.	ISSUED TO	EFFECTIVE DATE OF THIS ENDORSEMENT
11	169668439

CNA
HILB, ROGAL & HOBBS OF BALTIMORE
Countersigned by /s/ P. Noble Powell, Jr., CIC, RA
Authorized Representative P. Noble Powell, Jr., CIC, RA

FIG-4034-a
(ED. 09/99)

The Rockland Funds Trust
Insurance Renewal - Resolutions

Annual Approval of Fidelity Bond Coverage Renewal

WHEREAS, the Board, including those members who are not “interested persons” (as defined in the 1940 Act) of the Trust, has considered the form and amount of the proposed fidelity bond insurance coverage.

NOW THEREFORE, IT IS RESOLVED, that the renewal of the fidelity bond in the amount of $350,000 for the Trust with CAN Insurance Company or another comparable carried in substantially the form presented at this meeting is hereby approved; and it is

FURTHER RESOLVED, that the officers of the Trust are hereby authorized to increase the amount of the fidelity bond as may be necessary to satisfy the requirements or Rule 17g-1(d) under the Investment Company Act of 1940; and it is

FURTHER RESOLVED, that the officers of the Trust are hereby authorized and directed to make the SEC filings and provide the notifications required by Rule 17g-1(g) under the 1940 Act relating the fidelity bond.